UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42293

PTL LIMITED

(Translation of registrant’s name into English)

21 Bukit Batok Crescent

#24-71, WCGEGA Tower

Singapore 658065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 5, 2026, PTL Limited (the “Company”) entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors named thereto, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 155,000,000 Class A ordinary shares, with no par value per share (the “Class A Ordinary Shares”) of the Company, at a purchase price of US$0.025 per share, and for an aggregate purchase price of US$3,875,000 in a registered direct offering (“Registered Direct Offering”).

The Class A Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-291441) (the “Registration Statement”), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 12, 2025 and became effective on December 2, 2025 in accordance with the provisions of Section 8(a) of the Securities Act, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated January 6, 2026 (the “Prospectus Supplement”). The Securities Purchase Agreements, the transactions contemplated thereby, and the issuance of the Class A Ordinary Shares have been approved by the Company’s board of directors.

The Company expects to receive approximately US$3,875,000 in gross proceeds from the issuance and sale of the Class A Ordinary Shares, before deducting estimated offering expenses. It expects the settlement thereof to occur in accordance with the terms of the Securities Purchase Agreements. The closing of the transactions contemplated by the Securities Purchase Agreements shall take place on the respective dates mutually agreed by the Company and the Purchasers. The Company intends to use the net proceeds from the Registered Direct Offering for vessel acquisition, working capital, and general corporate purposes.

The foregoing description of the Securities Purchase Agreements is qualified in its entirety by reference to the full text of the form of Securities Purchase Agreement, which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

A copy of the opinion of Ogier, BVI counsel of the Company, regarding the validity of the issuance and sale of the Class A Ordinary Shares is filed as Exhibit 5.1 hereto.

This report is incorporated by reference into the Registration Statement, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Commission on May 15, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Ogier, BVI counsel of PTL Limited, regarding the validity of securities being registered
10.1	Form of Securities Purchase Agreement, dated January 5, 2026, by and among the Company and the purchasers thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PTL Limited

By:	/s/ Ying Ying Chow
Name:	Ying Ying Chow
Title:	Chief Executive Officer

Date: January 12, 2026

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